Exhibit 11

BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		Six Months Ended
	June 27,	June 29,	June 27,	June 29,
	2008	2007	2008	2007

Basic:
Average shares outstanding	20,399,000	20,351,000	20,394,000	20,254,000

Net Income	$7,158,000	$7,939,000	$11,754,000	$31,053,000
Per share amount	$0.35	$0.39	$0.58	$1.53

Diluted:
Average shares outstanding	20,399,000	20,351,000	20,394,000	20,254,000
Dilutive stock securities based on the treasury stock method using average market price	254,000	385,000	232,000	455,000

Totals	20,653,000	20,736,000	20,626,000	20,709,000

Net Income	$7,158,000	$7,939,000	$11,754,000	$31,053,000
Per share amount	$0.35	$0.38	$0.57	$1.50